As filed with the Securities and Exchange Commission on March 11, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Targa Resources Corp.

(Exact name of registrant as specified in its charter)

Delaware	20-3701075
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Louisiana St, Suite 4300

Houston, Texas 77002

(713) 584-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joe Bob Perkins

Chief Executive Officer

Targa Resources Corp.

1000 Louisiana St, Suite 4300

Houston, Texas 77002

(713) 584-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher S. Collins

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, Texas 77002

(713) 758-2222

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common Stock, par value $0.001(1)

(1)	There is being registered hereunder such indeterminate number of shares of common stock of the registrant as may be sold in an offering pursuant to this Registration Statement.
(2)	In reliance on Rule 456(b) and Rule 457(r) under the Securities Act of 1933, the registrant hereby defers payment of the registration fee required in connection with this Registration Statement.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 11, 2015

PROSPECTUS

3,250,000 Shares

Targa Resources Corp.

Common Stock

This is an offering of 3,250,000 shares of common stock of Targa Resources Corp.

Our common stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “TRGP.” The last reported trading price of our common stock on March 10, 2015 was $96.06.

Investing in our common stock involves risks. See “Risk Factors” on page 5 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to Targa Resources Corp. (before expenses)	$	$

We have granted Barclays the option to purchase 487,500 additional shares of our common stock on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Barclays expects to deliver the shares on or about March     , 2015.

Barclays

Prospectus dated March     , 2015

You should rely only on the information contained in or incorporated by reference into this prospectus. We and Barclays Capital Inc. have not authorized any dealer, salesman or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of such document, regardless of the time of delivery of this prospectus or any sale of a security.

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ABOUT THIS PROSPECTUS

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information” below. You are urged to read this prospectus carefully, including “Risk Factors,” and the documents incorporated by reference in their entirety before investing in our securities.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to “TRC” and to the “Company,” “Targa,” “we” or “us” are to Targa Resources Corp. and its subsidiaries (other than the Partnership (as defined below)).

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s website at http://www.sec.gov. We also make available free of charge on our website, at http://www.targaresources.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. You can also obtain information about us at the office of the NYSE, 20 Broad Street, New York, New York 10005.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information. You should not assume that (i) the information incorporated by reference in this prospectus is accurate as of any date other than the respective date of the documents incorporated by reference or (ii) the information contained in this prospectus is accurate as of any date other that the date on the front page of this prospectus.

We incorporate by reference in this prospectus the documents listed below and any future filings made by Targa Resources Corp. with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished and not filed pursuant to 2.02 or 7.01 on any current report on Form 8-K), including all such documents we may file with the SEC from the date of this prospectus until the termination of each offering under this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2014;

•	our current reports on Form 8-K or 8-K/A filed on January 20, 2015, February 12, 2015, February 20, 2015, February 23, 2015, March 4, 2015 and March 11, 2015; and

•	the description of our common stock included in our Form 8-A (File No. 001-34991), filed with the Commission on December 2, 2010, including any amendment or report filed for the purpose of updating, changing or otherwise modifying such description.

You can obtain copies of any of these documents without charge upon written or oral request by requesting them in writing or by telephone at:

Targa Resources Corp.

1000 Louisiana St, Suite 4300

Houston, Texas 77002

Attention: Investor Relations

(713) 584-1000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Our reports, filings and other public announcements may from time to time contain statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements.” You can typically identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, by the use of forward-looking statements, such as “may,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “plan,” “forecast” and other similar words.

All statements that are not statements of historical facts, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.

These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks and uncertainties include, but are not limited to, the risks set forth in “Risk Factors” and the risks set forth in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, as well as the following risks and uncertainties:

•	the Partnership’s and our ability to access the debt and equity markets, which will depend on general market conditions and the credit ratings for our debt obligations;

•	the amount of collateral required to be posted from time to time in the Partnership’s transactions;

•	the Partnership’s success in risk management activities, including the use of derivative instruments to hedge commodity risks;

•	the level of creditworthiness of counterparties to various transactions with the Partnership;

•	changes in laws and regulations, particularly with regard to taxes, safety and protection of the environment;

•	the timing and extent of changes in natural gas, natural gas liquids (“NGL”), crude oil and other commodity prices, interest rates and demand for the Partnership’s services;

•	weather and other natural phenomena;

•	industry changes, including the impact of consolidations and changes in competition;

•	the Partnership’s ability to obtain necessary licenses, permits and other approvals;

•	the level and success of crude oil and natural gas drilling around the Partnership’s assets, its success in connecting natural gas supplies to its gathering and processing systems, oil supplies to its gathering systems and NGL supplies to its logistics and marketing facilities and the Partnership’s success in connecting its facilities to transportation and markets;

•	the Partnership’s and our ability to grow through acquisitions or internal growth projects and the successful integration and future performance of such assets, including with respect to the Atlas Mergers (as defined below);

•	general economic, market and business conditions; and

•	the risks described elsewhere in this prospectus and in the documents incorporated by reference herein.

You should read these forward-looking statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest, you should be aware that the occurrence of any of the events described in “Risk Factors” and “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 could substantially harm our business, results of operations and financial condition. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Should one or more of the risks or uncertainties described in this prospectus or the documents incorporated by reference herein occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

Forward-looking statements contained in this prospectus and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents we incorporate by reference. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of our business and this offering. Please read the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus, for more information about important factors you should consider before investing in our common stock in this offering.

Except as the context otherwise indicates, the information in this prospectus assumes no exercise of Barclays Capital Inc.’s option to purchase additional shares of common stock.

Our Company

We are a publicly traded Delaware corporation formed in October 2005. We do not directly own any operating assets; our main source of revenue therefore is from general and limited partner interests, including incentive distribution rights (“IDRs”), in Targa Resources Partners LP (the “Partnership”), a publicly traded Delaware limited partnership (NYSE: NGLS) that is a leading provider of midstream natural gas and natural gas liquid services in the United States. The Partnership is engaged in the business of gathering, compressing, treating, processing and selling natural gas and storing, fractionating, treating, transporting, terminaling and selling NGLs, NGL products, and gathering, storing and terminaling crude oil and refined petroleum products.

Recent Developments

The Atlas Mergers

On February 27, 2015, (i) we completed the previously announced transactions contemplated by the Agreement and Plan of Merger, dated as of October 13, 2014 (the “ATLS Merger Agreement”), by and among us, Targa GP Merger Sub LLC, a Delaware limited liability company and our wholly owned subsidiary (“GP Merger Sub”), Atlas Energy, L.P., a Delaware limited partnership (“ATLS”) and Atlas Energy GP, LLC, a Delaware limited liability company and the general partner of ATLS, and (ii) we and the Partnership completed the previously announced transactions contemplated by the Agreement and Plan of Merger (the “APL Merger Agreement”) by and among us, the Partnership, Targa Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Trident MLP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Partnership (“MLP Merger Sub”), ATLS, Atlas Pipeline Partners, L.P., a Delaware limited partnership (“APL”), and Atlas Pipeline Partners GP LLC, a Delaware limited liability company and the general partner of APL (“APL GP”). Pursuant to the terms and conditions set forth in the ATLS Merger Agreement, GP Merger Sub merged (the “ATLS Merger”) with and into ATLS, with ATLS continuing as the surviving entity and as a subsidiary of the Company. Pursuant to the terms and conditions set forth in the APL Merger Agreement, MLP Merger Sub merged (the “APL Merger” and, together with the ATLS Merger, the “Atlas Mergers”) with and into APL, with APL continuing as the surviving entity and as a subsidiary of the Partnership.

On February 27, 2015, the General Partner executed Amendment No. 3 (“Amendment No. 3”) and Amendment No. 4 (“Amendment No. 4”) to the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”). Amendment No. 3 amends the Partnership Agreement to reduce aggregate incentive distributions to us, as the holder of the Partnership’s IDRs, by (a) $9,375,000 per quarter during the first four quarters following February 27, 2015 (commencing with the quarterly distribution declaration for the quarter ended March 31, 2015), (b) $6,250,000 per quarter for the next four quarters,

(c) $2,500,000 per quarter for the next four quarters and (d) $1,250,000 per quarter for the next four quarters, with such amounts to be instead distributed pro rata to the holders of the Partnership’s outstanding common units. Amendment No. 4 amends the Partnership Agreement to provide for the issuance of a special general partner interest in the Partnership representing capital account credit equal to the fair market value of APL GP, which, through a series of transactions, was contributed by us to the Partnership immediately following the effective time of the ATLS Merger and prior to the effective time of the APL Merger. This new partnership interest is not entitled to current distributions or allocations of net income or loss, and has no voting rights or other rights except for the limited right to receive deductions attributable to the contribution of APL GP.

Credit Facility

In connection with the closing of the Atlas Mergers, we entered into a Credit Agreement (the “Credit Agreement”), dated as of February 27, 2015, among us, each lender from time to time party thereto and Bank of America, N.A. as administrative agent, collateral agent, swing line lender and letter of credit issuer. The Credit Agreement provides for a new five year revolving credit facility in an aggregate principal amount up to $670 million (the “Revolving Credit Facility”) and a seven year term loan facility in an aggregate principal amount of $430 million (the “Term Loan Facility”, and collectively with the Revolving Credit Facility, the “Credit Facility”).

The APL Notes Tender Offers

On February 27, 2015, the Partnership accepted for payment $140,108,000 aggregate principal amount of 6 5⁄8% Senior Notes due 2020 (the “2020 APL Notes”), $393,498,000 aggregate principal amount of 4 3⁄4% Senior Notes due 2021 and $601,888,000 aggregate principal amount of 5 7⁄8% Senior Notes due 2023 of APL and Atlas Pipeline Finance Corporation that were validly tendered (and had not been validly withdrawn) as of 8:00 a.m., New York City time, on February 26, 2015, in accordance with the terms of the Offer to Purchase of Targa Resources Partners LP, dated January 15, 2015, as amended (collectively, the “APL Notes Tender Offers”). On March 4, 2015, the Partnership accepted for payment $4,780,000 aggregate principal amount of the 2020 APL Notes that were validly tendered (and had not been validly withdrawn) as of 8:00 a.m., New York City time, on March 3, 2015, in accordance with the terms of the Offer to Purchase of Targa Resources Partners, dated February 2, 2015 (the “Change of Control Offer” and, together with the APL Notes Tender Offers, the “APL Notes Transactions”).

Headquarters

Our principal executive offices are located at 1000 Louisiana Street, Suite 4300, Houston, Texas 77002 and our telephone number is 713-584-1000. Our website address is http://www.targaresources.com. Except for information specifically incorporated by reference into this prospectus that may be accessed from our website, the information on our website is not part of this prospectus, and you should rely only on information contained or incorporated by reference in this prospectus when making a decision as to whether or not to invest in our common stock.

The diagram below depicts our organization and ownership structure prior to this offering.

The Offering

Issuer	Targa Resources Corp.

Shares of Common Stock Offered	3,250,000 shares of common stock (3,737,500 shares of common stock if Barclays Capital Inc. exercises its option to purchase additional shares of common stock in full).

Common Stock Outstanding Following this Offering(1)	55,522,462 shares of common stock (56,009,962 shares of common stock if Barclays Capital Inc. exercises its option to purchase additional shares of common stock in full).

Option to Purchase Additional Shares	We have granted Barclays Capital Inc. a 30-day option to purchase up to 487,500 additional shares of common stock.

Use of Proceeds	We will use the estimated net proceeds from this offering of approximately $ million (or $ million if Barclays Capital Inc. exercise its option to purchase additional shares in full) to repay a portion of the outstanding borrowings under the Credit Facility, to make a capital contribution of approximately $53.0 million to the Partnership to maintain our 2% general partnership interest in the Partnership and for general corporate purposes. For more information about our use of proceeds from this offering, see “Use of Proceeds.”

An affiliate of Barclays Capital Inc. is a lender under the Credit Facility, which we expect to reduce using a portion of the net proceeds from this offering, and, accordingly, such affiliate will receive a portion of the net proceeds from this offering. See “Underwriting.”

Risk Factors	You should consider carefully the information under the heading “Risk Factors” on page 5 of this prospectus and all other information contained or incorporated by reference herein before deciding to invest in our common stock.

Exchange Listing	Our common stock is traded on the NYSE under the symbol “TRGP.”

(1)	Based on 52,272,462 shares outstanding as of March 10, 2015. Excludes common stock issuable upon vesting of outstanding restricted stock units or exercise of outstanding stock options.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. Before you invest in our common stock, you should carefully consider those risk factors included in our most recent Annual Report on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q and any subsequently filed Current Reports on Form 8-K, which are incorporated herein by reference, and those risk factors that may be included herein, together with all of the other information included in this prospectus and the documents we incorporate by reference, in evaluating an investment in our common stock. If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. Please read “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Offering and Our Common Stock

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	a classified board of directors, so that only approximately one-third of our directors are elected each year;

•	limitations on the removal of directors;

•	limitations on the ability of our stockholders to call special meetings; and

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $         million (or approximately $         million if Barclays Capital Inc. exercises its option to purchase additional shares in full), after deducting estimated fees and expenses. We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under the Credit Facility, to make a capital contribution of approximately $53.0 million to the Partnership to maintain our 2% general partnership interest in the Partnership and for general corporate purposes. For more information about our use of proceeds from this offering, see “Use of Proceeds.”

As of March 10, 2015, we had approximately $475.0 million of outstanding borrowings under the Revolving Credit Facility and approximately $430.0 million of outstanding borrowings under the Term Loan Facility, each of which bears interest at a variable rate. The Revolving Credit Facility matures in February 2020, and the Term Loan Facility matures in February 2022. The outstanding borrowings to be repaid from a portion of the net proceeds from this offering were incurred primarily in connection with the ATLS Merger. We may at any time re-borrow amounts repaid under the Revolving Credit Facility.

An affiliate of Barclays Capital Inc. is a lender under the Credit Facility, which we expect to reduce using a portion of the net proceeds from this offering, and, accordingly, such affiliate will receive a portion of the net proceeds from this offering. See “Underwriting.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our consolidated capitalization as of December 31, 2014:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to (i) the offering by the Partnership of $1.1 billion in principal amount of 5% Senior Notes that was completed on January 30, 2015, (ii) the consummation of the Atlas Mergers, (iii) the Company’s entry into the Credit Facility and (iv) the APL Notes Transactions; and

•	on a pro forma as further adjusted basis to give effect to the issuance and sale of our common stock offered hereby and the application of estimated net proceeds (assuming no exercise of Barclays Capital Inc.’s option to purchase additional shares) as described in “Use of Proceeds.”

You should read this table in conjunction with the “Use of Proceeds,” our historical audited consolidated financial statements and the accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2014 and our unaudited pro forma condensed consolidated financial statements and the accompanying notes in our Current Report on Form 8-K/A filed on March 10, 2015, each of which is incorporated by reference into this prospectus.

	As of December 31, 2014
	Actual	Pro Forma As Adjusted	Pro Forma As Further Adjusted
	(in millions of dollars)
Cash and cash equivalents	$81.0	$107.4		$107.4

Debt obligations:
Our Obligations:
Revolving Credit Facility due October 2017(1)	102.0	—		—
Revolving Credit Facility due February 2020(2)	—	450.1
Term Loan Facility due February 2022(3)	—	430.0
Obligations of the Partnership:
Senior Secured Credit Facility, variable rate, due October 2017(4)(5)	—	748.9
Senior notes issued by the Partnership
5% Senior Notes due 2018	—	1,100.0		1,100.0
4 1⁄8% Senior Notes due 2019	800.0	800.0		800.0
6 7⁄8% Senior Notes due 2021	483.6	483.6		483.6
Unamortized discount	(25.2)	(25.2)		(25.2)
6 3⁄8% Senior Notes due 2022	300.0	300.0		300.0
5 1⁄4% Senior Notes due 2023	600.0	600.0		600.0
4 1⁄4% Senior Notes due 2023	625.0	625.0		625.0
Senior notes issued by APL
6 5⁄8% Senior Notes due 2020	—	355.8		355.8
4 3⁄4% Senior Notes due 2021	—	6.5		6.5
5 7⁄8% Senior Notes due 2023	—	48.1		48.1
Accounts receivable securitization facility, due December 2015(4)(6)	182.8	182.8		182.8

Total debt obligations	3,068.2	6,105.6
Owners’ equity:
Owners’ equity	169.8	1,402.7
Noncontrolling interest in subsidiaries	2,369.7	4,575.3

Total owners’ equity	2,539.5	5,978.0

Total capitalization	$5,607.7	$12,083.6	$

(1)	Our revolving credit facility due October 2017 was repaid in connection with the consummation of the Atlas Mergers.
(2)	As of March 10, 2015, we had approximately $475.0 million of outstanding borrowings under the Revolving Credit Facility and approximately $195.0 of available capacity.
(3)	As of March 10, 2015, we had approximately $430.0 million of outstanding borrowings under the Term Loan Facility and no available capacity.
(4)	As of March 10, 2015, the Partnership had $975.0 million in borrowings outstanding under its senior secured credit facility and approximately $30.7 million of outstanding letters of credit. As of March 10, 2015, the Partnership had available capacity under its senior secured credit facility of $594.3 million. As of March 10, 2015, total funding under the Partnership’s account receivable securitization facility (the “Securitization Facility”) was $213.4 million.
(5)	On February 23, 2015, the Partnership entered into the First Amendment, Waiver and Incremental Commitment Agreement to its senior secured credit facility pursuant to which the borrowing capacity was increased from an aggregate principal amount of $1.2 billion to $1.6 billion.
(6)	All amounts outstanding under the Securitization Facility are reflected as a current liability on the Partnership’s balance sheet.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the NYSE under the symbol “TRGP.” The following table shows, for the periods indicated, the high and low reported sale prices for our common stock, as reported on the NYSE.

	Sales Price
	High	Low	Dividend(1)(2)
2013:
First Quarter	$68.42	$54.31	$0.49500
Second Quarter	$69.43	$60.01	$0.53250
Third Quarter	$74.94	$64.40	$0.57000
Fourth Quarter	$89.74	$72.24	$0.60750
2014:
First Quarter	$99.20	$84.17	$0.64750
Second Quarter	$160.97	$99.30	$0.69000
Third Quarter	$145.00	$126.42	$0.73250
Fourth Quarter	$139.99	$88.01	$0.77500
2015:
First Quarter (through March 10, 2015)	$107.93	$82.09

(1)	Represents cash dividends per share of TRC common stock declared with respect to the quarter presented and paid in the following quarter.
(2)	Cash dividends on TRC common stock for the first quarter of 2015 have not been declared or paid

On March 10, 2015, the last sales price of our common stock as reported on the NYSE was $96.06 per share.

As of March 10, 2015, we had 52,272,462 shares of common stock issued and outstanding and there were 186 holders of record of our common stock.

DIVIDEND POLICY

Our Dividend Policy

We intend to pay to our stockholders, on a quarterly basis, dividends equal to the cash we receive from our Partnership distributions, less reserves for expenses, future dividends and other uses of cash, including:

•	federal income taxes, which we are required to pay because we are taxed as a corporation;

•	the expenses of being a public company;

•	other general and administrative expenses;

•	general and administrative reimbursements to the Partnership;

•	capital contributions to the Partnership upon the issuance by it of additional partnership securities if we choose to maintain the general partner’s 2.0% interest;

•	reserves our board of directors believes prudent to maintain;

•	our obligation to satisfy tax obligations associated with previous sales of assets to the Partnership; and

•	interest expense or principal payments on any indebtedness we incur.

If the Partnership is successful in implementing its business strategy and increasing distributions to its partners, we would generally expect to increase dividends to our stockholders, although the timing and amount of any such increased dividends will not necessarily be comparable to the increased Partnership distributions. We cannot assure you that any dividends will be declared or paid in the future.

The determination of the amount of cash dividends, including the quarterly dividend referred to above, if any, to be declared and paid will depend upon our financial condition, results of operations, cash flow, the level of our capital expenditures, future business prospects and any other matters that our board of directors deems relevant. The Partnership’s debt agreements contain restrictions on the payment of distributions and prohibit the payment of distributions if the Partnership is in default. If the Partnership cannot make incentive distributions to the general partner or limited partner distributions to us, we will be unable to pay dividends on our common stock.

The Partnership’s Cash Distribution Policy

Under the Partnership’s partnership agreement, the term “available cash,” is defined, for any quarter, as the sum of all cash and cash equivalents on hand at the end of that quarter and all additional cash and cash equivalents on hand immediately prior to the date of the distribution of available cash resulting from borrowings for working capital purposes subsequent to the end of that quarter, less the amount of any cash reserves established by the general partner to:

•	provide for the proper conduct of the Partnership’s business including reserves for future capital expenditures and for anticipated future credit needs;

•	comply with applicable law or any loan agreements, security agreements, mortgages, debt instruments or other agreements; or

•	provide funds for distributions to the Partnership’s unitholders and to the general partner for any one or more of the upcoming four quarters.

The determination of available cash takes into account the possibility of establishing cash reserves in some quarterly periods that the Partnership may use to pay cash distributions in other quarterly periods, thereby enabling it to maintain relatively consistent cash distribution levels even if the Partnership’s business experiences fluctuations in its cash from operations due to seasonal and cyclical factors. The general partner’s determination of available cash also allows the Partnership to maintain reserves to provide funding for its growth opportunities. The Partnership makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as its business has grown, primarily as a result of numerous acquisitions and organic expansion projects that have been funded through external financing sources and cash from operations.

The actual cash distributions paid by the Partnership to its partners occur within 45 days after the end of each quarter. Since the second quarter of 2007, the Partnership has increased its quarterly cash distribution 23 times. During that time period, the Partnership has increased its quarterly distribution by 140% from $0.3375 per common unit, or $1.35 on an annualized basis, to $0.81 per common unit, or $3.24 on an annualized basis.

DESCRIPTION OF COMMON STOCK

The following summary of our common stock and restated certificate of incorporation and amended and restated bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The authorized common stock of Targa Resources Corp. consists of 300,000,000 shares, $0.001 par value per share. As of March 10, 2015, we had 52,272,462 shares of common stock issued and outstanding and there were 186 holders of record of our common stock.

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, as such, are not entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the General Corporation Law of the State of Delaware. Subject to preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Anti-Takeover Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise and removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Pursuant to our amended and restated certificate of incorporation, since Warburg Pincus and its direct and indirect transferees and their affiliates and successors no longer own at least 15% of our common stock, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time as such person becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition (in one or a series of transactions) of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to certain exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Certificate of Incorporation and Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	provide advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock;

•	provide that directors may be removed only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of our then outstanding common stock;

•	provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least 66 2/3% of our then outstanding common stock;

•	provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board; and

•	provide that our amended and restated bylaws can be amended or repealed by our board of directors or our stockholders.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for the following liabilities that cannot be eliminated under the DGCL:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for an unlawful payment of dividends or an unlawful stock purchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment or repeal.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permit us to purchase insurance on behalf of any of our officers, directors, employees or agents or any person who is or was serving at our request as an officer, director, employee or agent of another enterprise for any expense, liability or loss asserted against such person and incurred by any such person in any such capacity, or arising out of that person’s status as such, regardless of whether Delaware law would permit indemnification.

We have entered into indemnification agreements with each of our directors and officers. The agreements provide that we will indemnify and hold harmless each indemnitee for certain expenses to the fullest extent permitted or authorized by law, including the DGCL, in effect on the date of the agreement or as it may be amended to provide more advantageous rights to the indemnitee. If such indemnification is unavailable as a result of a court decision and if we and the indemnitee are jointly liable in the proceeding, we will contribute funds to the indemnitee for his expenses in proportion to relative benefit and fault of us and the indemnitee in the transaction giving rise to the proceeding. The indemnification agreements also provide that we will indemnify the indemnitee for monetary damages for actions taken as our director or officer or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be but only if (i) the indemnitee acted in good faith and, in the case of conduct in his official capacity, in a manner he reasonably believed to be in our best interests and, in all other cases, not opposed to our best interests and (ii) in the case of a criminal proceeding, the indemnitee must have had no reasonable cause to believe that his conduct was unlawful. The indemnification agreements also provide that we must advance payment of certain expenses to the indemnitee, including fees of counsel, subject to receipt of an undertaking from the indemnitee to return such advance if it is it is ultimately determined that the indemnitee is not entitled to indemnification.

We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States;

•	real estate investment trusts or regulated investment companies; and

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL, ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Please read “—Gain on Disposition of Common Stock.” Any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

Gain on Disposition of Common Stock

Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain recognized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the relevant disposition occurred, all non-U.S. holders generally would be subject to U.S. federal income tax on a taxable disposition of our common stock, and a 10% withholding tax would apply to the gross proceeds from the sale of our common stock by such non-U.S. holders.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established.

Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2016), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

The rules under FATCA are new and complex. You are encouraged to consult with your own tax advisor regarding the implications of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement between us and Barclays Capital Inc., we have agreed to sell to Barclays Capital Inc., and Barclays Capital Inc. has agreed to purchase from us, shares of our common stock.

The underwriting agreement provides that Barclays Capital Inc.’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to Barclays Capital Inc. are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to Barclays Capital Inc.

We have agreed to indemnify Barclays Capital Inc. against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Barclays Capital Inc. may be required to make in respect of those liabilities.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions that we will pay to Barclays Capital Inc. These amounts are shown assuming both no exercise and full exercise of Barclays Capital Inc.’s option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount Barclays Capital Inc. pays to us for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Barclays Capital Inc. has advised us that it proposes to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include Barclays Capital Inc., at such offering price less a selling concession not in excess of $            per share. After the offering, Barclays Capital Inc. may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of Barclays Capital Inc.

The expenses of the offering that are payable by us are estimated to be $            (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted Barclays Capital Inc. an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 487,500 shares at the public offering price less underwriting discounts and commissions.

Lock-Up Agreements

We and our executive officers have agreed that without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or enter into any derivative transaction with similar effect as a sale of shares of our common stock for a period of 45 days after the date of this prospectus without the prior written consent of Barclays Capital Inc. The restrictions described in this paragraph do not apply to, among other things, the issuance and sale of shares of our common stock by us to Barclays Capital Inc. pursuant to the underwriting agreement.

Barclays Capital Inc., in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release our common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

Listing

Our shares of common stock are traded on the NYSE under the symbol “TRGP.”

Stabilization and Short Positions

Barclays Capital Inc. may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase transactions, Barclays Capital Inc.’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Barclays Capital Inc. may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor Barclays Capital Inc. make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor Barclays Capital Inc. make any representation that Barclays Capital Inc. will engage in these stabilizing transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by Barclays Capital Inc. or by its affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. Barclays Capital Inc. may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by Barclays Capital Inc. on the same basis as other allocations.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on Barclays Capital Inc.’s website and any information contained in any other website maintained by Barclays Capital Inc. is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or Barclays Capital Inc. in its capacity as underwriter and should not be relied upon by investors.

Relationships

From time to time Barclays Capital Inc. and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

An affiliate of Barclays Capital Inc. is a lender under the Credit Facility, and as such, will receive a portion of the net proceeds from this offering pursuant to the repayment of borrowings under such facility.

In addition, in the ordinary course of their business activities, Barclays Capital Inc. and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Barclays Capital Inc. and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

This document is not a prospectus for the purposes of the Prospectus Directive (as defined below).

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (as defined below) (each, a relevant member state) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the relevant implementation date), an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus, may not be made in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by Barclays Capital Inc. with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than Barclays Capital Inc., is authorized to make any further offer of the shares on behalf of the sellers or Barclays Capital Inc.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as qualified investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (ii) high net worth entities, falling within Article 49(2)(a) to (d) of the Order, and (iii) any other person to whom it may lawfully be communicated pursuant to the Order, all such persons which we refer to together as relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any investment activity to which this prospectus relates will only be available to, and will only be engaged with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

All applicable provisions of the Financial Services and Markets Act 2000 (as amended) must be complied with in respect to anything done by any person in relation to our common stock in, from or otherwise involving the United Kingdom.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of those common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The shares of our common stock offered hereby may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong), or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock offered hereby may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares of our common stock offered hereby which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Korea

The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares may not be resold to Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	(in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii)	where no consideration is or will be given for the transfer; or

(iv)	where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for Barclays Capital Inc. by Baker Botts LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Targa Resources Corp. (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Targa Resources Corp.’s Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of RemainCo, incorporated by reference in this registration statement, have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon authority of said firm as experts in accounting and auditing.

3,250,000 Shares

Targa Resources Corp.

Common Stock

Prospectus

                    , 2015

Barclays

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee	$	*
Legal fees and expenses		**
Accounting fees and expenses		**
Printing and engraving expenses		**
Miscellaneous		**

Total	$	**

*	The registrants are deferring payment of the registration fee in reliance on Rule 456(b) and Rule 457(r).
**	These fees are calculated based on the number of shares offered and accordingly cannot be estimated at this time.

ITEM 15.	Indemnification of Directors and Officers

Our bylaws provide that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the General Corporation Law of the State of Delaware (the “DGCL”_ for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws further provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

We have entered into Indemnification Agreements (each, an “Indemnification Agreement”) with each director and officer of Targa Resources Corp., including Messrs. Joyce, Perkins, Heim, McParland, Whalen, Chung, Meloy, Kagan, Tong, Redd and Crisp and Ms. Fulton, and certain other former directors (each, an “Indemnitee”). Each Indemnification Agreement provides that we will indemnify and hold harmless each Indemnitee for Expenses (as defined in the Indemnification Agreement) to the fullest extent permitted or authorized by law in effect on the date of the agreement or as it may be amended to provide more advantageous rights to the Indemnitee. If such indemnification is unavailable as a result of a court decision and if we and the Indemnitee are jointly liable in the proceeding, we will contribute funds to the Indemnitee for his Expenses in proportion to relative benefit and fault of us and the Indemnitee in the transaction giving rise to the proceeding.

Each Indemnification Agreement also provides that we will indemnify the Indemnitee for monetary damages for actions taken as a director or officer of us, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be but only if (i) the Indemnitee acted in good faith and, in the case of conduct in his official capacity, in a manner he reasonably believed to be in the best interests of us and, in all other cases, not opposed to the best interests of us and (ii) in the case of a criminal proceeding, the Indemnitee must have had no reasonable cause to believe that his conduct was unlawful. The Indemnification Agreement also provides that we must advance payment of certain Expenses to the Indemnitee, including fees of counsel, subject to receipt of an undertaking from the Indemnitee to return such advance if it is it is ultimately determined that the Indemnitee is not entitled to indemnification.

ITEM 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this Registration Statement, and such Exhibit Index is incorporated herein by reference.

ITEM 17.	Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a), (b) and (c) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

a. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

b. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5. That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6. That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, in the State of Texas, on March 11, 2015.

TARGA RESOURCES CORP.

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Senior Vice President, Chief Financial Officer and Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joe Bob Perkins and Matthew J. Meloy, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including pre and post-effective amendments and registration statements filed pursuant to Rule 462 or otherwise) and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on March 11, 2015 in the capacities indicated.

Name	Title

/s/ Joe Bob Perkins Joe Bob Perkins	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Matthew J. Meloy Matthew J. Meloy	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

/s/ John R. Sparger John R. Sparger	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

/s/ James W. Whalen James W. Whalen	Executive Chairman of the Board and Director

/s/ Rene R. Joyce Rene R. Joyce	Director

/s/ Charles R. Crisp Charles R. Crisp	Director

Name	Title

/s/ Peter R. Kagan Peter R. Kagan	Director

/s/ Chris Tong Chris Tong	Director

/s/ Ershel C. Redd Jr. Ershel C. Redd Jr.	Director

/s/ Laura C. Fulton Laura C. Fulton	Director

Exhibit Number	Exhibit Title

1.1**	Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Targa Resources Corp. (incorporated by reference to Exhibit 3.1 to Targa Resources Corp.’s Current Report on Form 8-K filed December 16, 2010 (File No. 001-34991)).

3.2	Amended and Restated Bylaws of Targa Resources Corp. (incorporated by reference to Exhibit 3.2 to Targa Resources Corp.’s Current Report on Form 8-K filed December 16, 2010 (File No. 001-34991)).

3.3	Certificate of Limited Partnership of Targa Resources Partners LP (incorporated by reference to Exhibit 3.2 to Targa Resources Partners LP’s Registration Statement on Form S-1 filed November 16, 2006 (File No. 333-138747)).

3.4	Certificate of Formation of Targa Resources GP LLC (incorporated by reference to Exhibit 3.3 to Targa Resources Partners LP’s Registration Statement on Form S-1/A filed January 19, 2007 (File No. 333-138747)).

3.5	First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed February 16, 2007 (File No. 001-33303)).

3.6	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP, dated May 13, 2008 (incorporated by reference to Exhibit 3.5 to Targa Resources Partners LP’s Quarterly Report on Form 10-Q filed May 14, 2008 (File No. 001-33303)).

3.7	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated May 25, 2012 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed May 25, 2012 (File No. 001-33303)).

3.8	Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated February 27, 2015 (incorporated by reference to Exhibit 3.1 to Targa Resources Partners LP’s Current Report on Form 8-K filed March 4, 2015 (File No. 001-33303)).

3.9	Amendment No. 4 to First Amended and Restated Agreement of Limited Partnership of Targa Resources Partners LP dated February 27, 2015 (incorporated by reference to Exhibit 3.2 to Targa Resources Partners LP’s Current Report on Form 8-K filed March 4, 2015 (File No. 001-33303)).

3.10	Limited Liability Company Agreement of Targa Resources GP LLC (incorporated by reference to Exhibit 3.4 to Targa Resources Partners LP’s Registration Statement on Form S-1/A filed January 19, 2007 (File No. 333-138747)).

3.11	Amended and Restated Certificate of Incorporation of Targa Resources, Inc. (incorporated by reference to Exhibit 3.1 to Targa Resources, Inc.’s Registration Statement on Form S-4 filed October 31, 2007 (File No. 333-147066)).

3.12	Amendment to Amended and Restated Certificate of Incorporation of Targa Resources, Inc. (incorporated by reference to Exhibit 3.9 of Targa Resources Corp.’s Annual Report on Form 10-K filed February 28, 2011 (File No. 001-34991)).

3.13	Amended and Restated Bylaws of Targa Resources, Inc. (incorporated by reference to Exhibit 3.2 to Targa Resources, Inc.’s Registration Statement on Form S-4 filed October 31, 2007 (File No. 333-147066)).

Exhibit Number	Exhibit Title

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Targa Resources Corp.’s Registration Statement on Form S-1/A filed November 12, 2010 (File No. 333-169277)).

5.1*	Opinion of Vinson & Elkins L.L.P.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Grant Thornton LLP.

23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

*	Filed herewith.
**	To be filed as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Exchange Act or in a post-effective amendment to this registration statement.